Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(all amounts in thousands of United States Dollars unless otherwise noted)

For the period ended February 29, 2020

Filed: April 8, 2020

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States Dollars)

	February 29, 2020	August 31, 2019
ASSETS
Current
Cash	$2,456	$5,550
Amounts receivable	401	507
Prepaid expenses and other	277	298
Total current assets	3,134	6,355

Performance bonds and other assets	46	65
Exploration and evaluation assets (Note 3)	37,406	36,792
Right to use asset	204	-
Property, plant and equipment	350	451
Total assets	$41,140	$43,663

LIABILITIES
Current
Accounts payable and other liabilities	$939	$4,022
Brokerage fees payable (Note 10)	2,748	2,775
Total current liabilities	3,687	6,797

Loan payable (Note 5)	19,060	18,785
Convertible notes (Note 6)	16,687	16,075
Share based liabilities	247	112
Lease liability	222	-
Warrant derivative (Note 8)	-	3,051
Total liabilities	$39,903	$44,820

SHAREHOLDERS' EQUITY
Share capital (Note 7)	$859,728	$855,270
Contributed surplus	27,524	26,777
Accumulated other comprehensive loss	(160,531)	(159,637)
Deficit	(741,722)	(739,018)
Total shareholders' deficit attributable to
shareholders of Platinum Group Metals Ltd.	(15,001)	(16,608)

Non-controlling interest	16,238	15,451
Total shareholders' equity / (deficit)	1,237	(1,157)
Total liabilities and shareholders' equity / (deficit)	$41,140	$43,663

Going Concern (Note 1)
Contingencies and Commitments (Note 10)
Subsequent events (Note 13)

Approved by the Board of Directors and authorized for issue on April 8, 2020

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.	2

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data)

	Three months ended		Six months ended
	February 29, 2020	February 28, 2019	February 29, 2020	February 28, 2019

Expenses
General and administrative	$855	$1,584	$1,909	$2,909
Interest	1,361	2,508	2,708	4,982
Foreign exchange loss (gain)	369	(642)	362	558
Stock compensation expense (Note 7)	492	-	736	16
Closure, care and maintenance	-	-	-	(509)
	$3,077	$3,450	$5,715	$7,956
Other Income
(Gain)Loss on fair value derivatives and warrants (Note 6,8)	66	155	(3,063)	2,428
Gain on fair value of marketable securities	-	253	-	(609)
Net finance income	(43)	(43)	(106)	(320)
Net loss for the period	$3,100	$3,815	$2,546	$9,455

Items that may be subsequently reclassified to net (income) loss:
Currency translation adjustment	2,246	1,609	894	(1,208)

Comprehensive loss for the period	$5,346	$5,424	$3,440	$8,247

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	3,100	3,815	2,546	9,455
Non-controlling interests	-	-	-	-
	$3,100	$3,815	$2,546	$9,455

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	5,346	5,424	3,440	8,247
Non-controlling interests	-	-	-	-
	$5,346	$5,424	$3,440	$8,247

Basic and diluted loss per common share	$0.05	$0.13	$0.04	$0.32

Weighted average number of common shares outstanding:
Basic and diluted	61,485,929	30,304,739	60,041,077	29,709,085

The accompanying notes are an integral part of the consolidated financial statements.	3

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non-Controlling Interest	Total
Balance August 31, 2018	29,103,411	$818,454	$25,950	$(159,742)	$(721,125)	$(36,463)	$11,152	$(25,311)
Stock based compensation	-	-	16	-	-	16	-	16
Shares issued for interest on convertible note	545,721	687	-	-	-	687	-	687
Shares issued - financing	3,124,059	4,155	-	-		4,155		4,155
Share issuance costs	-	(107)	-	-		(107)		(107)
Warrants exercised	22,700	40	-	-	-	40	-	40
Transactions with non-controlling interest	-	-	-	-	582	582	2,242	2,824
Foreign currency translation adjustment	-	-	-	1,208	-	1,208	-	1,208
Net loss for the period	-	-	-	-	(9,455)	(9,455)	-	(9,455)
Balance February 28, 2019	32,795,891	$823,229	$25,966	$(158,534)	$(729,998)	$(39,337)	$13,394	$(25,943)
Stock based compensation	-	-	811	-	-	811	-	811
Warrants exercised	1,026,070	1,941	-	-	-	1,941	-	1,941
Shares issued - financing	23,953,826	30,869	-	-	-	30,869	-	30,869
Share issuance costs	-	(1,769)	-	-	-	(1,769)	-	(1,769)
Shares issued for loan facility	800,000	1,000	-	-	-	1,000	-	1,000
Contributions of Waterberg JV Co	-	-	-	-	(1,699)	(1,699)	2,057	358
Foreign currency translation adjustment	-	-	-	(1,103)	-	(1,103)	-	(1,103)
Net loss for the period	-	-	-	-	(7,321)	(7,321)	-	(7,321)
Balance August 31, 2019	58,575,787	$855,270	$26,777	$(159,637)	$(739,018)	$(16,608)	$15,451	$(1,157)
Stock based compensation	-	-	747	-	-	747	-	747
Shares issued for interest on convertible note	517,468	687	-	-	-	687		687
Shares issued - financing	3,225,807	4,000	-	-	-	4,000		4,000
Share issuance costs	-	(284)	-	-	-	(284)	-	(284)
Warrants exercised	28,040	55	-	-	-	55	-	55
Contributions of Waterberg JV Co	-	-	-	-	(158)	(158)	787	629
Foreign currency translation adjustment	-	-	-	(894)	-	(894)	-	(894)
Net loss for the period	-	-	-	-	(2,546)	(2,546)	-	(2,546)
Balance February 29, 2020	62,347,102	$859,728	$27,524	$(160,531)	$(741,722)	$(15,001)	$16,238	$1,237

The accompanying notes are an integral part of the consolidated financial statements.	4

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Cash Flows
(in thousands of United States Dollars)

	For the six months ended
	February 29, 2020	February 28, 2019

OPERATING ACTIVITIES
Income (Loss) for the period	$(2,546)	$(9,455)
Add items not affecting cash:
Depreciation	118	134
Interest expense	2,708	4,982
Unrealized foreign exchange gain	(244)	52
(Gain) Loss on fair value of convertible debt derivatives and warrants	(3,063)	2,428
(Gain) on marketable securities	-	(862)
Stock compensation expense	792	16
Net change in non-cash working capital (Note 11)	(571)	99
	$(2,806)	$(2,606)

FINANCING ACTIVITIES
Share issuance - warrant exercise	$48	$39
Proceeds from the issuance of equity	4,000	4,155
Equity issuance costs	(284)	(107)
Debt principal repayments	-	(8,026)
Sprott interest paid	(1,117)	-
Lease payments	(43)	-
Cash received from Waterberg partners (Note 3)	440	1,940
	$3,044	$(1,999)

INVESTING ACTIVITIES
Expenditures from restricted cash (Waterberg)	$-	$126
Cash received from sale of marketable securities	-	7,951
Performance bonds	19	-
Waterberg exploration expenditures	(3,797)	(3,257)
	$(3,778)	$4,820

Net decrease in cash	(3,540)	215
Effect of foreign exchange on cash	446	(100)
Cash, beginning of period	5,550	3,017
Cash, end of period	$2,456	$3,132

The accompanying notes are an integral part of the consolidated financial statements.	5

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange ("TSX") in Canada and the NYSE American LLC ("NYSE American") in the United States (formerly the NYSE MKT LLC). The Company's address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements consolidate the accounts of the Company and its subsidiaries. The Company's subsidiaries, associates and joint ventures (collectively with the Company, the "Group") as at February 29, 2020 are as follows:

		Place of incorporation and operation	Percentage ownership and voting power held
Name of subsidiary	Principal activity		February 29, 2020	August 31, 2019

Platinum Group Metals (RSA) (Pty) Ltd.[1]	Exploration	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited.[1]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.1, [2]	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.[3]	Research	Canada	57.69%	57.69%

[1]The Company controls and consolidates Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA"), Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.
[2]Effective ownership of Waterberg JV Resources (Pty) Ltd. Is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd ownership portion.
[3]Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls the investee despite having the majority of the shares.

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future.  In the current six-month period, the Company generated a net loss of $2.6 million (February 28, 2019 $9.5 million) and used cash in operating activities of $2.8 million (February 28, 2019 $2.6 million).  The Company had a working capital deficit of $0.6 million at February 29, 2020.  At February 29, 2020, the Company was also indebted $20 million pursuant to the Sprott Loan Facility (as defined below).  This debt is due August 21, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  Additional payments/interest are also due on the convertible debt (which can be paid with shares of the Company).  The Company currently has limited financial resources and has no sources of operating income at present. The Company’s ability to obtain financing or refinance debt obligations may also be impacted due to the recent COVID-19 pandemic (Refer note 13 – Subsequent events).

The Company's ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, the exercise of warrants, sale of assets and strategic partnerships.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful.  Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the appropriateness of the use of accounting standards applicable to a going concern.

These condensed consolidated interim financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company’ significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company’s annual consolidated financial statements as at and for the year ended August 31, 2019, except for the adoption of IFRS 16 Leases, (“IFRS 16”) which was effective September 1, 2019.

Change in Accounting Policy - IFRS 16 Leases

On September 1, 2019, the Company adopted IFRS 16.  IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer ("lessee") and the supplier ("lessor"). IFRS 16 replaces IAS 17, Leases, and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 will eliminate the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize:

i. The right of use assets and related lease liabilities for any lease with a term of more than 12 months, unless the underlying assets are of low value; and

ii. Depreciation of the right of use assets separately from the interest related to the lease liabilities in the consolidated statement of income.

The Company adopted IFRS 16 using the simplified transition approach and consequently did not restate comparative figures for fiscal 2019.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as 'operating leases' under the principles of IAS 17.  All leases lasting longer than one year were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate as of September 1, 2019. The weighted average lessee's incremental borrowing rate applied to the lease liabilities on September 1, 2019 was 11%.  The lease liability and corresponding right to use asset as at September 1, 2019 was measured at $314.

Leases

As a result of the adoption of IFRS 16, the accounting policy for leases applied starting from September 1, 2019 as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

i. the contract involves the use of an identified asset

ii. the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

iii. the Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Period-end rate: R15.6734 (August 31, 2019 R14.3314)

6-month period average rate: R14.7357 (February 28, 2019 R14.4334)

CAD/USD

Period-end rate: C$1.3429 (August 31, 2019 C$1.3295)

3-month period average rate: C$1.3200 (February 28, 2019 C$1.3195)

3. EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company's only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex.  Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2018	$29,406
Additions	8,362
Foreign exchange movement	(976)
Balance, August 31, 2019	$36,792
Additions	1,683
Foreign exchange movement	(1,069)
Balance, February 29, 2020	$37,406

Waterberg Project

The Waterberg Project consists of adjacent, granted and applied-for prospecting rights and applied for mining rights with a combined active project area of 81,329.60 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).  The Waterberg Project comprises the former Waterberg JV Property and the Waterberg Extension Property.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

On August 21, 2017, PTM RSA completed the cession of legal title for all Waterberg Project prospecting rights into Waterberg JV Co. after earlier receiving Section 11 approval of the 2nd Amendment (defined below).  On September 21, 2017, Waterberg JV Co. also issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., the Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%.

Implats Transaction

On November 6, 2017, the Company closed a transaction (the "Implats Transaction"), originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. ("Implats"):

a) Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the "Initial Purchase") for $30 million.  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  From its $17.2 million in proceeds, the Company committed $5.0 million towards its pro rata share of remaining Definitive Feasibility Study ("DFS") costs, which was held as restricted cash until it was fully spent in October 2018.  Implats contributed its 15.0% pro rata share DFS costs and costs incurred subsequent.  Following the Initial Purchase, the Company held a direct 37.05% equity interest, JOGMEC held a 21.95% equity interest and Black Economic Empowerment partner Mnombo maintained a 26.0% equity interest.  The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

b) Acquired an option (the "Purchase and Development Option") whereby upon completion and approval by Waterberg JV Co. of the DFS (approved December 5, 2019), Implats would have the right within 90 business days to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co.  Based on the December 5, 2019 DFS approval date, this option was to expire April 17, 2020 but has been amended as outlined below.  If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and commit to an expenditure of $130.2 million in development work.

Following an election to go to a 50.01% project interest as described above, Implats will have another 90 business days to confirm the salient terms of a development and mining financing for the Waterberg Project.  After exercising the Purchase and Development Option, Implats will control Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option, the Company would retain a 31.96% direct and indirect interest in Waterberg JV Co. and following completion of Implats' earn-in spending all of the project partners would be required to participate pro-rata.  The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option, Implats will retain a 15.0% project interest and the Company will retain a 50.02% direct and indirect interest in the project.

c) Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project.  JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Amendment of Impala's Purchase and Development Option and Impala Project Funding

On February 27, 2020 the Company announced that shareholders of Waterberg JV Co had agreed to amend the Purchase and Development Option effective at February 1, 2020.  The end date of the Impala option was amended to expire 90 calendar days following the receipt of an executed Mining Right on the Waterberg Project.  The amended Impala option will also expire on December 6, 2020 if an executed Mining Right is not received by that date.  In exchange for this extension Impala agreed to fund 100% of a new implementation budget and work program, effective February 1, 2020, which is aimed at increasing confidence in specific areas of the DFS.  This work program is estimated to cost approximately R55 million ($3.5 million).  The Company continues to be the Manager of the Waterberg Project, as directed by the technical committee of the Waterberg JV Co., and Implats will direct the new work program.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo’s share of expenditures prior to this agreement were covered by the Company and subsequent expenditures on the non-JV property are still owed to the Company ($4.6 million at February 29, 2020).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.1 million at February 29, 2020 ($6.9 million – August 31, 2019).

On May 26, 2015, the Company announced a second amendment (the "2nd Amendment") to the existing JOGMEC Agreement.  Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co.  On August 3, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources ("DMR") and title to all of the Waterberg prospecting rights held by the Company were ceded into Waterberg JV Co. on September 21, 2017.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  This requirement was completed by $8 million in funding from JOGMEC to March 31, 2016, followed by two $6 million tranches funded by JOGMEC in each of the following two 12-month periods ending March 31, 2018.

To February 29, 2020 an aggregate total of $71.9 million has been funded by all parties on exploration and engineering on the Waterberg Project.  Up until the Waterberg property was transferred to Waterberg JV Company, all costs incurred by other parties were treated as recoveries.

4. LION BATTERY

On July 15, 2019 the Company announced that Anglo American Platinum Limited (“Amplats”) and itself had launched a new company named Lion Battery Technologies Inc. (“Lion”).  Lion was formed to research battery technology using platinum and palladium.  Lion has entered into an agreement with Florida International University (“FIU”) to fund a $3.0 million research program over approximately three years.  Research work commenced at FIU during September 2019.  As of the date of these financial statements, FIU had attained most, but not all research milestones required to confirm tranche two funding.  Under the agreement with FIU, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  Lion is also currently reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

In July 2019 the Company and Amplats each invested $550 into Lion in exchange for 1,100,000 Lion preferred shares each at a price of $0.50 per share.  In addition, the Company invested $4 as the original founder of Lion in exchange for 400,000 common shares of Lion at a price of $0.01 per share.  Both the Company and Amplats have agreed together to invest up to a total of $4.0 million, subject to certain conditions, in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to four year period.  The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

5. SPROTT LOAN

On August 15, 2019 the Company announced it had entered into a credit agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced $20.0 million principal senior secured credit facility ("Sprott Facility").  The loan was drawn August 21, 2019 and is due August 21, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  All amounts outstanding will be charged interest of 11% per annum compounded monthly.  Interest payments will be made monthly with interest of $1,117 having been paid to Sprott during the six-month period (February 28, 2019 - $Nil).

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The Company is required to maintain certain minimum working capital and cash balances under the Sprott loan and are in compliance with these covenants at period end.

All fees directly attributable to the Sprott Facility are recorded against the loan balance and amortized using the effective interest method over the life of the loan.  In connection with the advance the Company issued Sprott 800,000 common shares worth $1,000.  Effective interest of $1,392 was recognized during the six-month period (February 28, 2019 - $Nil).

6. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes ("Convertible Notes") due 2022.  The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018.  Interest may be paid in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, to a maximum of 2,954,278 common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Upon maturity the Convertible Notes are to be settled by the Company in cash.  The Convertible Notes are convertible at any time prior to maturity at the option of the holder, and conversion may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 common shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's Common Shares of $0.8686 per share on June 27, 2017.  After giving effect to the December 13, 2018 share consolidation, the conversion rate is 100.1111 per US$1,000 which is equivalent to a conversion price of approximately $9.989 per common share.

The Convertible Notes contain multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options.  The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below).  At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570.  The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On January 2, 2018, the Company issued 244,063 common shares in settlement of $691 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 3, 2018, the Company issued 757,924 common shares in settlement of $724 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On January 2, 2019 the Company issued 545,721 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 1, 2019 the Company paid cash of $687 for bi-annual interest payable on outstanding Convertible Notes.

On January 2, 2020 the Company issued 517,465 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2018	$14,853
Transactions costs incurred	(79)
Interest payments	(1,374)
Accretion and interest incurred during the year	2,487
Loss on embedded derivatives during the year ended August 31, 2019 (see below)	188
Convertible Note balance August 31, 2019	$16,075
Interest payments	(687)
Accretion and interest incurred during the period	1,314
Gain on embedded derivatives during the period ended February 29, 2020 (see below)	(15)
Convertible Note balance February 29, 2020	$16,687

Embedded Derivatives

The Convertible Note Derivatives were valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss.  The fair value of the Convertible Note Derivatives was measured at $172 at February 29, 2020 resulting in a gain of $15 for the six-month period (February 28, 2019 - $454 loss).  Combined with the gain on the warrant derivative (Note 8) of $3,048, this results in a gain of $3,063.

The assumptions used in the valuation model used at February 29, 2020 and August 31, 2019 include:

Valuation Date	February 29, 2020	August 31, 2019
Share Price (USD)	$1.87	$1.99
Volatility	80.90%	80.90%
Risk free rate	1.55%	1.55%
Credit spread	15.11%	15.11%
All-in rate	16.66%	16.66%

The Convertible Note derivative is valued using level 2 inputs.

7. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

On November 20, 2018 the Company completed a consolidation of its common shares on the basis of one new share for ten old shares (1:10).  The purpose of the consolidation was to increase the Company's common share price to be in compliance with the NYSE American's low selling price requirement.  All share numbers in these financial statements are presented on a post consolidation basis.

At February 29, 2020, the Company had 62,347,102 shares outstanding.

Fiscal 2020

On December 19, 2019 the Company closed a non-brokered private placement (the "Private Placement") where it issued 3,225,807 common shares at a price of US$1.24 each for gross proceeds of $4.0 million.  A 6% finders fee in the amount of $54 was paid on a portion of the Private Placement.

During fiscal 2020 the Company issued 28,040 shares upon the exercise of 28,040 warrants.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

On January 2, 2020, the Company issued 517,468 shares in settlement of $687.16 of bi-annual interest payable on $19.99 million outstanding on the Convertible Notes.

Fiscal 2019

On August 21, 2019, the Company closed a bought deal financing of 8,326,957 common shares at a price of US$1.25 per share for gross proceeds of $10.4 million.  Also, on August 21, 2019 the Company completed the sale of 7,575,758 common shares to existing shareholder Liberty Metals & Mining Holdings, LLC ("LMM"), a subsidiary of Liberty Mutual Insurance, and 6,940,000 common shares to Deepkloof Limited ("Deepkloof"), a subsidiary of existing shareholder Hosken Consolidated Investments Limited ("HCI"), both at price of US$1.32 per share for gross proceeds of $10.0 million and $9.1 million respectively.  Total fees of $1,769 were paid on the August 21, 2019 transactions including a 6% finders fee of $624.

On June 28, 2019 the Company closed a non-brokered private placement with Deepkloof for gross proceeds of $1.3 million.  The Company issued an aggregate of 1,111,111 common shares to Deepkloof at a price of US$1.17 per common share.  On a non-diluted basis and after giving effect to the private placement, HCI's ownership in the Company (through subsidiary Deepkloof) was increased from 20.05% to 22.60% of the Company's then issued and outstanding common shares. The Company did not pay any finder's fees in connection with the private placement.

On February 4, 2019, the Company completed a non-brokered private placement of 3,124,059 shares at a price of US$1.33 per share for gross proceeds of $4.16 million.  A 6% finders fee of $72 was paid on a portion of the private placement, with total issuance costs (including the finders fee) totalling $107.

During fiscal 2019, the Company issued 1,048,770 shares upon the exercise of 1,048,770 warrants.

On January 2, 2019 the Company issued 545,721 shares in settlement of $687.16 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") under the terms of its share compensation plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Stock options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding stock options:

	Number of Shares	Average Exercise Price CAD$
Options outstanding at August 31, 2017	438,228	46.50
Forfeited	(129,678)	41.50
Options outstanding at August 31, 2018	308,550	45.20
Forfeited/Cancelled	(308,550)	45.20
Granted	1,554,000	2.61
Options outstanding at August 31, 2019	1,554,000	2.61
Granted	1,628,500	1.81
Options outstanding at February 29, 2020	3,182,500	2.20

During the six-month period ended February 29, 2020 the Company granted 1,628,500 stock options exercisable at a price of CAD$1.81 per share.  These stock options will vest in three equal annual tranches, with the first tranche of one third vesting on December 3, 2020, being the day after the first anniversary of the grant.  The Company recorded $194 ($177 expensed and $17 capitalized to mineral properties) of compensation expense during the period ended February 29, 2020.

During the year ended August 31, 2019 the Company granted 1,554,000 stock options exercisable at a price of CAD$2.61 per share.  These stock options will vest in three equal annual tranches, with the first tranche of one third vesting on April 10, 2020, being the day after the first anniversary of the grant.  The Company recorded $377 ($328 expensed and $49 capitalized to mineral properties) of compensation expense during the period ended February 29, 2020, (February 28, 2019 - $Nil).

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

Stock options outstanding at February 29, 2020	Stock options exercisable at February 29, 2020	Average Exercise Price CAD$	Average Remaining Contractual Life (Years)
3,182,500	Nil	2.20	4.44

(d) Deferred Share Units

The Company has a DSU plan for non-executive directors.  Each DSU has the same value as one of the Company's common share.  DSUs must be retained until the director leaves the Board of Directors, at which time the DSUs are to be paid.

The DSU liability at February 29, 2020 is $247.  During the period ended February 29, 2020 an expense of $124 was recorded in relation to the outstanding DSUs (February 28, 2019 - $Nil), with $67 recorded as share-based compensation and $57 recorded as director fees.

On January 27, 2020, 240,000 DSUs were granted to directors.  These DSUs vest in three equal tranches on the first, second and third anniversaries of the original grant date.

During the period, 33,928 unvested DSUs were cancelled.

As of February 29, 2020, 424,083 DSUs have been issued with 67,202 fully vested.

(e) Restricted Share Units

The Company has an RSU plan for certain employees of the Company.  Each RSU has the same value as one Company common share.  RSU's vest over a three year period.

The RSU liability at February 29, 2020 is $278.  During the period ended February 29, 2020 an expense of $177 was recorded ($150 expensed and $27 capitalized) in relation to the outstanding RSUs, (February 28, 2019 $Nil).  At February 29, 2020, 468,370 RSU's have been issued.  No RSUs have vested at February 29, 2020.

8. WARRANT DERIVATIVE

The exercise price of the Company's outstanding warrants was denominated in US Dollars; however, the functional currency of PTM Canada (the warrant issuer) is the Canadian Dollar.  The warrants were required to be recognized and measured at fair value at each reporting period.  Any changes in fair value from period to period were recorded as non-cash gain or loss in the consolidated statement of loss and comprehensive loss.

The warrants were issued May 15, 2018 and were initially valued using the residual value method.  An initial valuation of $1,171 was attributed to the warrants, which included $157 of unit issuance costs being attributed to the value of the warrants.  As the warrants were publicly traded on the TSX, the value of the warrants at each period was estimated by using the warrant TSX closing price on the last day of trading in the applicable period.  The warrants expired November 22, 2019 with a $Nil value.  The $3,048 value attributed to the remaining warrants, which expired, was recognized as a gain in the six-month period, (February 28, 2019 - $1,913 loss).  When combined with the gain on the embedded derivatives in the Convertible Notes (see Note 6) this results in a gain of $3,063 on derivatives.

9. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

(a) During the six-month period ended February 29, 2019 $199 ($63 - February 28, 2019) was paid or accrued to independent directors for directors' fees and services.

(b) During the six-month period ended February 29, 2020, the Company accrued payments of $27 ($27 - February 28, 2019) from West Kirkland Mining Inc. ("West Kirkland"), a company with two directors in common, for accounting and administrative services.

(c) In fiscal 2018, the Company closed a private placement with Deepkloof whereby HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI exercised its right to nominate one person to the board of directors.  On February 4, 2019 Deepkloof subscribed for 2,141,942 common shares and on August 21, 2019 Deepkloof subscribed for a further 6,940,000 common shares as part of the Company's private placements.  In the Company's December 2019 financing Deepkloof purchased a further 1,612,931 shares in the Company.

10. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $423 to March 2022.

From year end the Company's aggregate commitments are as follows:

Payments Due By Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$165	$171	$87	$-	$423
Convertible Note[1]	1,374	22,051	-	-	23,425
Sprott Facility (Note 5)	2,231	21,057	-	-	23,288
Totals	$3,770	$43,279	$87	$-	$47,136

1The convertible note and related interest can be settled at the Company's discretion in cash or shares

Africa Wide Legal Action

In April 2018 the Company completed a transaction whereby Maseve Investments 11 (Pty) Ltd. ("Maseve") was acquired (the "Maseve Sale Transaction") by Royal Bafokeng Platinum Ltd. ("RBPlats").  Maseve owned and operated the Maseve Mine.  In September 2018 the Company reported receipt of a summons issued by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") whereby Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction. Africa Wide held 17.1% of the shares in Maseve prior to completion of the Maseve Sale Transaction.  Africa Wide is seeking, at this late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction.  RBPlats consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings.  The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

Tax Audit South Africa

During the 2014, 2015 and 2016 fiscal years, PTM RSA claimed unrealized foreign exchange differences as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion.  The exchange losses emanate from a Canadian dollar denominated shareholder loan advanced to PTM RSA and weakening of the Rand.  Under applicable South African tax legislation, exchange losses can be claimed in the event that the shareholder loan is classified as a current liability as determined by IFRS.

For the years in question, the intercompany debt was classified as current in PTM RSA's stand alone audited financial statements.    During 2018, the South African Revenue Service ("SARS") conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018.  SARS proposed that the exchange losses be disallowed on the basis that SARS is not in agreement with the reclassification of the shareholder loan as a current liability.  SARS also invited the Company to provide further information and arguments if we disagreed with the audit findings.  On the advice of the Company's legal and tax advisors, the Company is in strong disagreement with the proposed interpretation by SARS.

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

The Company responded to the SARS letter on January 31, 2019 and again on April 5, 2019 following a request for additional information received on March 20, 2019.  The Company also met with SARS, together with the Company's advisors, on May 30, 2019 in order to address any remaining concerns that SARS may have.  At present this matter is unresolved.  Any tax assessment issued by SARS will be legally contested by PTM RSA.

In the event that the exchange losses are disallowed by SARS, the Company estimates that for the years under review that PTM RSA’s exposure would be taxable income of approximately Rand 182 million and an income tax liability of approximately Rand 51 million (approximately $3.25 million at August 31, 2019, translated at February 29, 2020 exchange rates).  For fiscal years 2017 and 2018 the Company estimates that a further Rand 266 million in income could be subject to taxation at a rate of approximately 28% if our exchange losses are disallowed by SARS.  SARS may apply interest and penalties to any amounts due, which could be substantial.  Management believes its accounting classification of the shareholder loan is correct and that no tax assessment is warranted; however, we cannot assure that SARS will not issue a reassessment or that we will be successful in legally contesting any such assessment.  Any assessment could have a material adverse effect on the Company’s business and financial condition.

Brokerage Fees Payable

There were certain deferred brokerage fees related to the Maseve Sale Transaction and the Implats Transaction that became payable as soon as practicable after the Company repaid a $40 million secured loan facility due to LMM (the "LMM Facility").  The outstanding fee amount payable of $2,748 has been reclassified to current liabilities subsequent to the repayment of the LMM Facility on August 21, 2019.

11. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	February 29, 2020	February 28, 2019

Amounts receivable, prepaid expenses and other assets	$179	$(625)
Accounts payable and other liabilities	(750)	724
	$(571)	$99

12. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions - Canada and South Africa.  The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.  This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

PLATINUM GROUP METALS LTD.
Notes to the Consolidated Financial Statements
(in thousands of United States Dollars)

At February 29, 2020	Assets	Liabilities

Canada	$2,986	$39,422
South Africa	38,154	481
	$41,140	$39,903

At August 31, 2019	Assets	Liabilities

Canada	$4,983	$39,278
South Africa	38,680	5,542
	$43,663	$44,820

Comprehensive Loss (Income) for the period ended	February 29, 2020	February 28, 2019

Canada	$2,973	$(1,375)
South Africa	467	9,622
	$3,440	$8,247

13. SUBSEQUENT EVENTS

Subsequent to period end, various measures have been implemented in South Africa, Canada and the rest of the world in response to the increased impact of the COVID-19 virus.  Effective at 12:01AM on March 27, 2020 the South African government announced a 21-day lockdown across all of South Africa to fight the COVID-19 virus.  Individuals will not be able to leave their residences except under strictly controlled circumstances (to buy food or medicine and/or seek medical care).  Similar efforts are being implemented across Canada.  This lockdown will slow development at the Waterberg Project.

While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on our business operations, including development at Waterberg can not be reasonably estimated at this time.  The pandemic could have material adverse impacts on our business, liquidity, results of operations and financial position in 2020.